UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

CAI INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12477X106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 12477X106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Development Bank of Japan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,691,760
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,691,760
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.87%
12	TYPE OF REPORTING PERSON (See Instructions) BK

Page 2 of 10 Pages

CUSIP No. 12477X106

1	NAMES OF REPORTING PERSONS DBJ Value Up Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,691,760
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,691,760
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.87%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

Item 1.

(a)	Name of Issuer.

CAI International, Inc.

(b)	Address of Issuer's Principal Executive Offices.

One Embarcadero Center, Suite 2101, San Francisco, CA 94111

Item 2.

(a)	Name of Person Filing.

Development Bank of Japan
DBJ Value Up Fund

(b)	Address of Principal Business Office or, if none, Residence.

Development Bank of Japan
1-9-1, Otemachi, Chiyoda-ku, Tokyo 100-0004 Japan

DBJ Value Up Fund
1-9-1, Otemachi, Chiyoda-ku, Tokyo 100-0004 Japan

(c)	Citizenship.

Development Bank of Japan: Japan
DBJ Value Up Fund: Japan

(d)	Title of Class of Securities.

Common Stock

(e)	CUSIP Number.

12477X106

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

Page 4 of 10 Pages

(e)	☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 1,691,760.

(b)	Percent of Class: 9.87%.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 1,691,760.

(iii)	sole power to dispose or to direct the disposition of 0.

(iv)	shared power to dispose or to direct the disposition of 1,691,760.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of CAI International, Inc. held by the filing person.

Page 5 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 99.2

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certi fication.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Development Bank of Japan

February 14, 2008

Date

/s/ Minoru Murofushi

Signature

Minoru Murofushi/Governor

Name/Title

DBJ Value Up Fund

February 14, 2008

Date

/s/ Hideo Oishi

Signature

Hideo Oishi/Representative Director,
DBJ Business Investment Co., as
General Partner of DBJ Value Up Fund

Name/Title

Page 7 of 10 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information

Page 8 of 10 Pages